77 King St. W., Suite 4010
P.O. Box 159
Toronto, Ontario
Canada M5K 1H1

GRANITE ANNOUNCES THIRD QUARTER 2023 RESULTS AND A 3.125% DISTRIBUTION INCREASE COMMENCING IN DECEMBER 2023

November 8, 2023, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) (“Granite” or the “Trust”) announced today its combined results for the three and nine month periods ended September 30, 2023 and a distribution increase of 3.125% effective with the December 2023 distribution.

THIRD QUARTER 2023 HIGHLIGHTS

Highlights for the three month period ended September 30, 2023 are set out below:

Financial:
•Granite's net operating income ("NOI") was $109.2 million in the third quarter of 2023 compared to $94.0 million in the prior year period, an increase of $15.2 million primarily as a result of the completion of developments and expansions beginning in the third quarter of 2022, contractual rent adjustments and consumer price index based increases and, renewal leasing activity;
•Same property NOI - cash basis(4) increased by 7.0% for the third quarter of 2023, excluding the impact of foreign exchange;
•Funds from operations ("FFO")(1) was $79.1 million ($1.24 per unit) in the third quarter of 2023 compared to $70.7 million ($1.08 per unit) in the third quarter of 2022;
•Adjusted funds from operations ("AFFO")(2) was $69.6 million ($1.09 per unit) in the third quarter of 2023 compared to $63.3 million ($0.97 per unit) in the third quarter of 2022;
•During the three month period ended September 30, 2023, the Canadian dollar weakened against the US dollar and the Euro relative to the prior year period. The impact of foreign exchange on FFO for the three month period ended September 30, 2023, relative to the same period in 2022, was $0.06 per unit, and for AFFO, the impact of foreign exchange was $0.06 per unit;
•AFFO payout ratio(3) was 73% for the third quarter of 2023 compared to 80% in the third quarter of 2022;
•Granite recognized $53.2 million in net fair value losses on investment properties in the third quarter of 2023 which were primarily attributable to the expansion in discount and terminal capitalization rates across selective Granite markets in response to rising interest rates, partially offset by fair market rent increases across the GTA and selective U.S. and European markets. The value of investment properties was increased by unrealized foreign exchange gains of $86.8 million in the third quarter of 2023 primarily resulting from the relative weakening of the Canadian dollar against the US dollar, partially offset by the relative strengthening of the Canadian dollar against the Euro as at September 30, 2023;
•Granite's net income in the third quarter of 2023 was $33.1 million in comparison to net loss of $93.3 million in the prior year period primarily due to a decrease in the fair value losses on investment properties of $176.0 million and a $15.2 million increase in net operating income as noted above, partially offset by a $51.3 million decrease in income tax recovery; and
•On November 8, 2023, the Trust increased its targeted annualized distribution by 3.125% to $3.30 ($0.2750 per month) per stapled unit from $3.20 ($0.2667 per month) per stapled unit to be effective upon the declaration of the distribution in respect of the month of December 2023 and payable in mid-January 2024.

Operations:
•During the third quarter of 2023, Granite achieved average rental rate spreads of 33% over expiring rents representing approximately 1,921,000 square feet of renewals completed in the quarter.
•On August 15, 2023, Granite completed the disposition of a property located in Concord, Ontario, for total proceeds of $20.6 million, which was previously classified as held for sale.

Financing:
•On September 7, 2023, Granite REIT Holdings Limited Partnership ("Granite LP") entered into and fully drew upon a €70.0 million senior unsecured non-revolving term facility that matures on September 7, 2026 (“September 2026 Term Loan”). The September 2026 Term Loan is fully prepayable without penalty. In conjunction with the September 2026 Term Loan funding, Granite entered into a floating to fixed interest rate swap to exchange the floating Euro Interbank Offer Rate portion of the interest payments from the September 2026 Term Loan for fixed interest payments resulting in an all-in fixed interest rate of 4.3325%. Granite used the net proceeds from the September 2026 Term Loan to fully repay all draws outstanding on the Credit Facility with the remainder to be used for general corporate purposes, including to fund development and property acquisitions.
•On October 12, 2023, Granite LP completed an offering of $400.0 million aggregate principal amount of 6.074% Series 7 senior unsecured debentures due April 12, 2029 (the “2029 Debentures”). The net proceeds received by Granite LP after deducting the financing costs totaling $2.4 million were $397.6 million. The 2029 Debentures are guaranteed by Granite REIT and Granite GP. The 2029 Debentures are Granite’s third green bond issuance pursuant to its Green Bond Framework. Granite intends to use an amount equal to the net proceeds of the 2029 Debentures to finance or refinance, in whole or in part, expenditures associated with Eligible Green Projects as described in the Granite Green Bond Framework, which is available on Granite’s website. Initially and prior to the full allocation, the net proceeds from the 2029 Debentures will be used to refinance existing debt, including Granite's Series 3 senior unsecured debentures due November 30, 2023 on maturity, and for general corporate purposes. On October 10, 2023 Granite also entered into a cross currency interest rate swap commencing on October 12, 2023 to exchange the Canadian dollar denominated principal and interest payments of the 2029 Debentures for Euro denominated payments, resulting in an effective fixed interest rate of 4.9285% for the five and a half year term of the 2029 Debentures.

GRANITE’S FINANCIAL, OPERATING AND PROPERTY HIGHLIGHTS

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except as noted)	2023	2022	2023	2022

Revenue	$131.5	$111.6	$391.4	$330.0
Net operating income ("NOI")	$109.2	$94.0	$325.2	$278.0
Net income (loss) attributable to stapled unitholders	$33.1	$(93.3)	$105.3	$282.1
Funds from operations ("FFO")(1)	$79.1	$70.7	$236.3	$212.1
Adjusted funds from operations ("AFFO")(2)	$69.6	$63.3	$214.1	$197.2
Diluted FFO per stapled unit(1)	$1.24	$1.08	$3.70	$3.23
Diluted AFFO per stapled unit(2)	$1.09	$0.97	$3.35	$3.00
Monthly distributions paid per stapled unit	$0.80	$0.78	$2.40	$2.32
AFFO payout ratio(3)	73%	80%	71%	77%

As at September 30, 2023 and December 31, 2022			2023	2022
Fair value of investment properties(9)			$8,898.5	$8,839.6
Assets held for sale(9)			$—	$41.2
Cash and cash equivalents			$158.3	$135.1
Total debt(5)			$2,999.4	$2,930.3
Net leverage ratio(6)			32%	32%
Number of income-producing properties(9)			137	128
Gross leasable area (“GLA”), square feet(9)			62.9	59.4
Occupancy, by GLA			95.6%	99.6%
Magna as a percentage of annualized revenue(8)			25%	26%
Magna as a percentage of GLA			19%	20%
Weighted average lease term in years, by GLA			6.4	5.9
Overall capitalization rate(7)			5.1%	4.9%

A more detailed discussion of Granite’s combined financial results for the three and nine month periods ended September 30, 2023 and 2022 is contained in Granite’s Management’s Discussion and Analysis of Results of Operations and Financial Position ("MD&A") and the unaudited condensed combined financial statements for those periods and the notes thereto, which are available through the internet on the Canadian Securities Administrators’ System for Electronic Data Analysis and Retrieval Plus (“SEDAR+”) and can be accessed at www.sedarplus.ca and on the United States Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), which can be accessed at www.sec.gov.

ENVIRONMENTAL, SOCIAL, GOVERNANCE + RESILIENCE (ESG+R)

Granite completed its fourth annual GRESB Real Estate Assessment in June 2023. GRESB’s 2023 results were published in October 2023 and Granite ranked 1st out of 9 in the Northern America Industrial | Listed | Tenant Controlled GRESB peer group. Granite’s score increased by 6 points (8%) compared to 2022 improving Granite’s overall position from 2nd to 1st place in 2023 within its peer group. Granite also achieved a score of A in the 2023 GRESB Public Disclosure Report, and was ranked 2nd in the United States of America Industrial sector comprised of 10 reporting entities, which is an improvement of one position from 3rd place in 2022. The GRESB Public Disclosure Report evaluates the level of ESG disclosure by listed property companies and REITs. Granite continues to implement strategic initiatives to enhance its ESG+R Program into 2024 and beyond.

CONFERENCE CALL

Granite will hold a conference call on Thursday, November 9, 2023 at 11:00 a.m. (ET). The toll free number to use for this call is 1 (800) 584-1012. For international callers, please call 1 (416) 981-9021. Please dial in at least 10 minutes prior to the commencement of the call. The conference call will be chaired by Kevan Gorrie, President and Chief Executive Officer. To hear a replay of the scheduled call, please dial 1 (800) 558-5253 (North America) or 1 (416) 626-4100 (international) and enter reservation number 22028186. The replay will be available until Monday, November 20, 2023.

OTHER INFORMATION

Additional property statistics as at September 30, 2023 have been posted to our website at https://granitereit.com/property-statistics-q3-2023. Copies of financial data and other publicly filed documents are available through the internet on SEDAR+, which can be accessed at www.sedarplus.ca and on EDGAR, which can be accessed at www.sec.gov.

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 143 investment properties representing approximately 62.9 million square feet of leasable area.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at (647) 925-7560.

NON-IFRS MEASURES, RATIOS AND RECONCILIATIONS

Readers are cautioned that certain terms used in this press release such as FFO, AFFO, AFFO payout ratio, same property NOI - cash basis, constant currency same property NOI - cash basis, total debt and net debt, net leverage ratio, and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards (“IFRS”) and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS, they may not be comparable to similarly titled measures presented by other publicly traded entities.
(1)FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) guidelines on Funds From Operations & Adjusted Funds From Operations for IFRS dated January 2022 (“REALPAC Guidelines”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see table below). FFO should not be construed as an alternative to net income or cash flow provided by operating activities determined in accordance with IFRS.
(2)AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant allowances incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by the REALPAC Guidelines. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see table below). AFFO should not be construed as an alternative to net income or cash flow provided by operating activities determined in accordance with IFRS.

		Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except per unit amounts)		2023	2022	2023	2022
Net income (loss) attributable to stapled unitholders		$33.1	$(93.3)	$105.3	$282.1
Add (deduct):
Fair value losses (gains) on investment properties, net		53.2	229.2	139.7	(10.2)
Fair value losses (gains) on financial instruments, net		2.5	(1.4)	1.9	(9.3)
Loss on sale of investment properties		0.9	—	1.5	0.7
Deferred tax recovery		(10.3)	(61.3)	(17.2)	(46.6)
Fair value remeasurement of the Executive Deferred Stapled Unit Plan		(0.7)	(1.3)	3.5	(2.7)
Fair value remeasurement of the Directors Deferred Stapled Unit Plan		(0.5)	(1.2)	0.4	(1.9)
Non-controlling interests relating to the above		0.9	—	1.2	—
FFO	[A]	$79.1	$70.7	$236.3	$212.1
Add (deduct):
Maintenance or improvement capital expenditures incurred		(4.5)	(4.3)	(6.8)	(5.9)
Leasing costs		(0.8)	(2.0)	(3.1)	(4.9)
Tenant allowances		(1.4)	(0.3)	(2.4)	(0.4)
Tenant incentive amortization		1.1	1.1	3.3	3.3
Straight-line rent amortization		(4.0)	(1.9)	(13.6)	(7.0)
Non-controlling interests relating to the above		0.1	—	0.4	—
AFFO	[B]	$69.6	$63.3	$214.1	$197.2
Basic FFO per stapled unit	[A]/[C]	$1.24	$1.08	$3.71	$3.23
Diluted FFO per stapled unit	[A]/[D]	$1.24	$1.08	$3.70	$3.23
Basic AFFO per stapled unit	[B]/[C]	$1.09	$0.97	$3.36	$3.01
Diluted AFFO per stapled unit	[B]/[D]	$1.09	$0.97	$3.35	$3.00
Basic weighted average number of stapled units	[C]	63.7	65.3	63.7	65.6
Diluted weighted average number of stapled units	[D]	63.9	65.5	63.9	65.7

(3)The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude special distributions, declared to unitholders divided by FFO and AFFO (non-IFRS performance measures), respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders.

		Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except as noted)		2023	2022	2023	2022
Monthly distributions declared to unitholders	[A]	$51.0	$50.4	$153.0	$152.3
FFO	[B]	79.1	70.7	236.3	212.1
AFFO	[C]	69.6	63.3	214.1	197.2
FFO payout ratio	[A]/[B]	64%	71%	65%	72%
AFFO payout ratio	[A]/[C]	73%	80%	71%	77%
(4)Same property NOI — cash basis refers to the NOI — cash basis (NOI excluding lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization) for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison. Granite believes that same property NOI — cash basis is a useful measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

	Sq ft(1)	Three Months Ended September 30,				Sq ft(1)	Nine Months Ended September 30,
	(in millions)	2023	2022	$ change	% change	(in millions)	2023	2022	$ change	% change
Revenue		$131.5	$111.6	19.9			$391.4	$330.0	61.4
Less: Property operating costs		22.3	17.6	4.7			66.2	52.0	14.2
NOI		$109.2	$94.0	15.2	16.2%		$325.2	$278.0	47.2	17.0%
Add (deduct):
Straight-line rent amortization		(4.0)	(1.9)	(2.1)			(13.6)	(7.0)	(6.6)
Tenant incentive amortization		1.1	1.0	0.1			3.3	3.3	—
NOI - cash basis	62.9	$106.3	$93.1	13.2	14.2%	62.9	$314.9	$274.3	40.6	14.8%
Less NOI - cash basis for:
Acquisitions	1.0	—	—	—		3.8	(13.8)	(7.7)	(6.1)
Developments	2.9	(2.4)	—	(2.4)		3.8	(9.1)	0.1	(9.2)
Dispositions and assets held for sale	0.3	—	(0.5)	0.5		0.6	(0.2)	(3.1)	2.9
Same property NOI - cash basis	58.9	$103.9	$92.6	11.3	12.2%	55.2	$291.8	$263.6	28.2	10.7%
Constant currency same property NOI - cash basis(2)	58.9	$103.9	$97.1	6.8	7.0%	55.2	$291.8	$276.0	15.8	5.7%
(1)    The square footage relating to the NOI — cash basis represents GLA of 62.9 million square feet as at September 30, 2023. The square footage relating to the same property NOI — cash basis represents the aforementioned GLA excluding the impact from the acquisitions, dispositions, assets held for sale and developments during the relevant period.
(2)    Constant currency same property NOI - cash basis is calculated by converting the comparative same property NOI - cash basis at current period average foreign exchange rates.
(5)Total debt is calculated as the sum of all current and non-current debt, the net mark to market fair value of derivatives and lease obligations as per the consolidated financial statements. Net debt subtracts cash and cash equivalents from total debt. Granite believes that it is useful to include the derivatives and lease obligations for the purposes of monitoring the Trust’s debt levels.

(6)The net leverage ratio is calculated as net debt (a non-IFRS performance measure defined above) divided by the fair value of investment properties. The net leverage ratio is a non-IFRS ratio used in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet.

As at September 30, 2023 and December 31, 2022		2023	2022
Unsecured debt, net		$3,085.3	$2,983.6
Derivatives, net		(119.1)	(138.4)
Lease obligations		33.2	33.7
Secured debt		—	51.4
Total debt		$2,999.4	$2,930.3
Less: cash and cash equivalents		158.3	135.1
Net debt	[A]	$2,841.1	$2,795.2
Investment properties	[B]	$8,898.5	$8,839.6
Net leverage ratio	[A]/[B]	32%	32%
(7)Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.
(8)Annualized revenue for each period presented is calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.
(9)Assets held for sale are excluded from investment properties and related property metrics. Accordingly, two such assets that were held for sale at December 31, 2022 were excluded from investment properties and related metrics at December 31, 2022.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that Granite’s expectations regarding various matters, including the following, will be realized in a timely manner, with the expected impact or at all: the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; Granite’s ability to implement its ESG+R program and related targets and goals; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; Granite’s ability to accelerate growth and to grow its net asset value and FFO and AFFO per unit; Granite’s ability to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s sale from time to time of stapled units under any at-the-market program that Granite may establish; Granite’s intended use of the net proceeds from the offering of the 2029 Debentures; the potential for expansion and rental growth at the property in Ajax, Ontario and the enhancement to the yield of the property from such potential expansion and rental growth; the development of a 0.4 million square foot distribution facility on the 22.0 acre site in Brantford, Ontario, and the potential yield from the project; obtaining site planning approval of a 0.7 million square foot distribution facility on the 34.0 acre site in Brantford, Ontario; obtaining site planning approval for a third phase of development for up to 1.3 million square feet on the 101.0 acre site in Houston, Texas and the potential yield from the project; the development of 12.9 acres of land in West Jefferson, Ohio and the potential yield from that project; the development of a 0.6 million square foot multi-phased business park on the remaining 36.0 acre parcel of land in Brantford, Ontario and the potential yield from that project; the development of a 0.2 million square foot modern distribution/logistics facility on the 10.1 acres of land in Brant County, Ontario and the potential yield of the project; the timing of payment of associated unpaid construction costs and holdbacks; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties; the impact of the refinancing of the term loans on Granite’s returns and cash flow; and the amount of any distributions and distribution increase. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; the risks related to Russia’s 2022 invasion of Ukraine that may adversely impact Granite’s operations and financial performance; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2022 dated March 8, 2023, filed on SEDAR+ at www.sedarplus.ca and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2022 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.